Exhibit 99.1

FSD Pharma Appoints Zeeshan Saeed as Chief Executive Officer, Anthony Durkacz to Serve as Executive Co-Chairman of the Board of Directors

Appointment culminates multi-year succession plan as FSD focuses on commercialization of its UNBUZZD™ alcohol misuse product and Lucid-MS for neurodegenerative disorders

TORONTO--(BUSINESS WIRE)--July 4, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders, today announces appointment of Zeeshan Saeed as Chief Executive Officer (“CEO”) of the Company. Mr. Saeed, a Co-Founder of FSD Pharma who has held the position of President since 2019, was elected CEO via unanimous vote at a meeting of the Board of Directors held on June 29, 2023. He will succeed fellow FSD Pharma Co-Founder Anthony Durkacz, who has been serving as the Interim CEO since July 2021.

Mr. Durkacz and Mr. Saeed will continue to hold their positions as Executive Co-Chairman of the Board of Directors.

“I am incredibly honored to have led FSD Pharma for the past two years, as we transitioned our business model and assembled a world-class team to develop and commercialize what I can only describe as potentially revolutionary products,” said Anthony Durkacz. “As interim CEO, my task was to bring us to an inflection point and now that we are there, it is time to turnover to Zeeshan who I believe is the best fit to lead the team into a revenue producing company. As a Co-Founder, Co-Chairman, and large shareholder of FSD Pharma, I am excited about our direction and the opportunity that lies ahead.”

“I want to first thank Anthony for his unwavering leadership and oversight to navigate the Company through hard times to the fundamentally sound, financially secure company it is today in a short period of time,” commented Zeeshan Saeed. “He has cultivated a winning culture at FSD Pharma and was instrumental in the addition of key technology and people like Dr. Kotra and his world class team of researchers’. Anthony will remain instrumental to our future success as we narrow our focus to emphasize our strategic goals of commercializing UNBUZZD™ as a first-in-class alcohol misuse product and clinical work on Lucid-MS.”

Under the leadership of Mr. Saeed, FSD Pharma will be streamlining operations to focus on the development of UNBUZZD™ for consumer and hospital markets and Lucid-MS for neurodegenerative disorders. The Company is confident this strategy is the shortest path to revenue and significant value creation, underscored by the impressive team leading the advancement of UNBUZZD™ and the compelling laboratory data showing the ability of Lucid-MS to positively effect demyelination. Pursuant to this strategy, the Company will conserve/re-allocate capital by immediately putting on hold and/or terminating any further clinical development of its proprietary ultra-micronized PEA formulation for the treatment of inflammatory diseases and Lucid-Psych for mental health disorders. This way the company feels that it can deliver maximum share value by spending less money.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with two candidates in different stages of development. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-MS and UNBUZZD™. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders. UNBUZZD™ is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com

ClearThink
Email: nyc@clearthink.capital
Telephone: (917) 658-7878